

March 17, 2011

Antal Markus, Chief Executive Officer
A&J Venture Capital Group, Inc.
23890 Copper Hill Drive #206
Valencia, California 91354

   Re: A&J Venture Capital Group, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed March 16, 2011
     File No. 000-54300

Dear Mr. Markus:

   We have completed our review of your Preliminary Information Statement on Schedule 14C and do not have any further comments at this time.

        Sincerely,

        /s/ Brigitte Lippmann for

        H. Christopher Owings
        Assistant Director